Exhibit 99.1

Bright Scholar Accelerates Expansion of Overseas School Portfolio

Enters into Agreement to Acquire an International School Network Headquartered in UK

FOSHAN, China, July 08, 2019 /PRNewswire/ — Bright Scholar Education Holdings Limited (“Bright Scholar,” the “Company,” “we” or “our”) (NYSE: BEDU), the largest operator of international and bilingual K-12 schools in China*, today announced that it entered into an agreement to acquire all the equity interests in CATS Colleges Holdings Limited (“CATS”) in a total consideration of GBP 150 million (approximately US$ 192 million). The Company targets to close the transaction in July 2019.

CATS Colleges Holdings Limited is an international school network focused primarily on the provision of quality education services to international students with a globally integrated platform of campuses located across the United Kingdom, the United States, Canada and China. It comprises seven campuses in Cambridge, London, Canterbury, Shanghai and Boston, an arts school in Cambridge as well as 10 international languages schools in the United Kingdom, the United States and Canada. It has a diverse mix of over 2000 students from around 80 nationalities. In the fiscal year ended on August 31st, 2018, its net revenue was approximately GBP 89 million (approximately US$ 113 million).

Mr. Jerry He, Executive Vice Chairman of Bright Scholar comments, “The acquisition of CATS expands Bright Scholar’s significant presence outside of China as we continue to build a global network of premium schools. Founded in 1952, CATS has grown into one of the most innovative and successful independent education providers in the United Kingdom and the United States. We share the same beliefs in combining traditional values and forward-thinking ideas to help our students realize their potential. The addition of CATS’s international network of schools will help Bright Scholar share best practices and innovations to raise the standards of teaching and improve the learning experience of our students. The acquisition will also set the stage for the accelerating expansion of our overseas school portfolio, distinguishing us as a global premium education service provider.”

*	In terms of student enrollment as of February 28, 2019, according to an industry report commissioned by Bright Scholar and prepared by Frost & Sullivan in 2019.

About Bright Scholar Education Holdings Limited

Bright Scholar is the largest operator of international and bilingual K-12 schools in China*. The Company is dedicated to providing quality international education to Chinese students and equipping them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education overseas. Bright Scholar also complements its international offerings with Chinese government-mandated curriculum for students who wish to maintain the option of pursuing higher education in China. As of February 28, 2019, Bright Scholar operated 69 schools covering the breadth of K-12 academic needs of its students across nine provinces in China and one overseas school. In the first six months of the 2019 school year ended February 28, 2019, Bright Scholar had an average of 42,035 students enrolled at its schools.

*	In terms of student enrollment as of February 28, 2019, according to an industry report commissioned by Bright Scholar and prepared by Frost & Sullivan in 2019.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, consummation of the proposed acquisition, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

IR Contact:

GCM Strategic Communications

Email: BEDU.IR@gcm.international

Media Contact:

Email: media@brightscholar.com

Phone: +86-757-6683-2507

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